SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EESG Journey

Economic, environmental, social and governance KPIs


PLANET
PROSPERITY
GOVERNANCE
PEOPLE
Climate Change
Sustainable Use of Natural Capital
Energy Transition
Social Value Creation
Economic and Operational Performance
Innovation and Intellectual Capital
Purpose, Corporate Governance and Engagement
Risks and Opportunities
Intergenerational Ethics and Integrity
People Management and Development
Human Rights
Health, Safety and Well-being

Sustainability management

Eletrobras

- Health, Safety and Well-being
- Human Rights
- People management and development

People

Ensure the achievement of all with dignity in a healthy environment.

EESG Journey > People

Health, Safety and Well-being

- Employees' accident rate (with sick leave)
- Return to work and retention after parental leave

Health, Safety and Well-being

Employees' accident rate (with sick leave)

100%
of the staff represented by health and safety committees

12%
health and safety clauses present in the National Collective Agreement

19%
of health and safety clauses present in the Specific Collective Agreement of Eletrobras

In 2019, we reached a frequency rate of 2.35[14] accidents with remoteness per million man-hours of risk exposure for employees at Eletrobras companies, 18% lower than the rate recorded in 2018 (2.86), but still above the target for 2019 to reduce the frequency rate to 1.33 for employees.

In 2020, aiming to improve safety at work, through the dissemination of a preventive culture to all professionals who work at Eletrobras companies, we will pursue the 2.48 target of accident frequency rate with remoteness, including employees and service providers.

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Health, Safety and Well-being

- Employees' accident rate (with sick leave)
- Return to work and retention after parental leave

Return to work and retention after parental leave

PARENTAL LEAVE		
Total employees[1] who took maternity leave	98	367
Total employees who returned to work after maternity leave	75	365
Total employees who returned to work after the end of maternity leave and were still employed after 12 months of return (considers leave taken in 2018)	82	264
Total employees who returned from maternity leave in the cycle prior to the report	119	367
Total employees who returned to work after the end of maternity leave in 2019	74	366
Total employees who should return to work after maternity leave in 2019 (considers leave taken in 2018)	95	364

RETURN TO WORK RATE[2]	
75.51%	99.73%

RETENTION RATE[3]	
68.91%	71.93%

Notes:

1. It considers the effective staff, which includes those with the following ties: its own employees, employees requisitioned, amnestied/reinstated in the Company and commissioned positions. It does not include assigned employees, employees on unpaid leave and those amnestied/reinstated transferred to Government Agencies.
2. Calculated using the formula: (total number of employees who returned to work after maternity or paternity leave / total number of employees who should return to work after maternity or paternity leave) x 100.
3. Calculated using the formula: (total number of employees retained 12 months after returning to work after maternity or paternity leave / total number of employees who returned from maternity or paternity leave in the year prior to that covered by the report) x 100.

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Health, Safety and Well-being

- Employees' accident rate (with sick leave)
- Return to work and retention after parental leave

- Health, Safety and Well-being
- Human Rights
- People management and development

People

Ensure the achievement of all with dignity in a healthy environment.

Human Rights

- Human Rights due diligence of critical suppliers
- Tier 1 suppliers trained on Human Rights
- Diversity and equal opportunities
- Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

Human Rights

Diversity and equal opportunities

EMPLOYEE DIVERSITY

GRI 405-1

	BY GENDER		BY AGE GROUP			BY MINORITY GROUPS	
	Women	Men	Up to 30 years old	30 to 50 years old	Above 50 years old	Africa-Americans, brown, yellow and indigenous people	Disabled People
Governance body members	15.08%	84.92%	0.00%	30.95%	69.05%	0.00%	0.00%
Leaderships[1]	21.65%	78.35%	0.00%	70.65%	29.27%	23.10%	0.88%
Employees[2]	19.01%	80.99%	2.10%	59.43%	38.47%	36.76%	2.67%

Notes:

1. It considers employees in managerial positions of the effective staff (employees, requisitioned, amnestied/reinstated, commissioned positions, assistants and advisors) on the base date of 12/31/2019. It does not include the President and the Directors, Locality Leaders, Coordinators/Supervisors or other positions outside the formal structure of the company. For Eletrobras Eletronuclear, 86 supervisors and 5 coordinators were considered as managerial positions.
2. It considers the effective staff, which includes those with the following ties: its own employees, employees requisitioned, amnestied/reinstated in the Company and commissioned positions. It does not include assigned employees, employees on unpaid leave, those amnestied/reinstated transferred to Government Agencies, interns and youg apprentices.

Get to know our Social Responsibility Policy: https://tinyurl.com/y3r4qbmr
Get to know our Nominations Policy for the holding, subsidiaries, associated companies, foundations and associations: https://tinyurl.com/ybyfkv73
Get to know our People Management Policy:https://tinyurl.com/y39xgwl7
Learn more in our Annual Report: https://tinyurl.com/yy464sev

Human Rights

- Human Rights due diligence of critical suppliers
- Tier 1 suppliers trained on Human Rights
- Diversity and equal opportunities
- Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

EESG Journey > People > Human Rights

Human Rights

Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

Base salary and remuneration of men and women | GRI 405-2

Professional category	Base salary amount	Remuneration value	Ratio between base salary for women and men	Ratio between remuneration for women and men
Management level - women	14,258.60	26,733.70	0.89	0.90
Management level - men	16,038.60	29,837.60		
Position with higher education - women	11,986.50	14,719.00	0.96	0.95
Position with higher education - men	12,548.80	15,520.10		
Position without higher education - women	7,729.36	10,876.40	1.01	1.05
Position without higher education - men	7,684.64	10,356.80		

Get to know our Social Responsibility Policy: https://tinyurl.com/y3r4qbmr
Get to know our People Management Policy: https://tinyurl.com/y39xgwl7
Learn more in our Annual Report: https://tinyurl.com/yy464sev

Human Rights

- Human Rights due diligence of critical suppliers
- Tier 1 suppliers trained on Human Rights
- Diversity and equal opportunities
- Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

Human Rights

Human Rights due diligence of critical suppliers

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Due Diligence in Human Rights of Critical Suppliers	%	ND	ND	5.4	Evaluate, by 2021, 100% of Critical Suppliers in Human Rights Risks	Evaluate, by 2021, 100% of Critical Suppliers in Human Rights Risks	We are on our way to attain our goal by 2021. The consolidated result for 2019 (5.4%) demonstrates the challenge we will face to achieve our commitment.	Implementation of Sustainability 4.0 Programs and Project Engagement of Stakeholders in the Value Chain to raise awareness on the subject of Human Rights.

Get to know our Social Responsibility Policy: https://tinyurl.com/y3r4qbmr

Get to know our Logistics of Supplies Policy: https://tinyurl.com/y76ajynm

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Human Rights

- Human Rights due diligence of critical suppliers
- Tier 1 suppliers trained on Human Rights
- Diversity and equal opportunities
- Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

Human Rights

Tier 1 suppliers trained on Human Rights

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Level 1 Suppliers Trained in Human Rights%	%	ND	ND	4.7	Train, by 2021, 100% of Level 1 Suppliers in Human Rights	Train, by 2021, 100% of Level 1 Suppliers in Human Rights	We are on our way to attain our goal by 2021. The consolidated result for 2019 (4.7%) demonstrates the challenge we will face to achieve our commitment.	Implementation of Sustainability 4.0 Programs and Project Engagement of Stakeholders in the Value Chain to raise awareness on the subject of Human Rights.

Get to know our Social Responsibility Policy: https://tinyurl.com/y3r4qbmr

Get to know our Logistics of Supplies Policy: https://tinyurl.com/y76ajynm

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Human Rights

- Human Rights due diligence of critical suppliers
- Tier 1 suppliers trained on Human Rights
- Diversity and equal opportunities
- Pay gap between men's and women's salary and remuneration, broken down by position and relevant operational units

- Health, Safety and Well-being
- Human Rights
- People management and development

People

Ensure the achievement of all with dignity in a healthy environment.

People Management and Development

- Information on our employees
- Average hours of training, broken down by position and gender
- Percentage of employees having received performance and career development feedback
- Investment in training

People Management and Development

Percentage of employees having received performance and career development feedback

BY CATEGORY AND GENDER	Women	Men	Total
Employees in management positions	75%	73%	73%
Employees in positions with higher education	74%	79%	78%
Employees in positions without higher education	72%	67%	68%

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Annual Report: https://tinyurl.com/yy464sev

People Management and Development

- Information on our employees
- Average hours of training, broken down by position and gender
- Percentage of employees having received performance and career development feedback
- Investment in training

People Management and Development

Information on our employees


EMPLOYMENT CONTRACT
BY GENDER
Indeterminate 2,753 11,582
Determined 12 22
TOTAL¹ 14,369
BY REGION
NORTH
Indeterminate 1,569
Determined 0
TOTAL¹ 1,569
NORTH-EAST
Indeterminate 3,471
Determined 0
TOTAL¹ 3,471
MIDWEST
Indeterminate 1,464
Determined 2
TOTAL¹ 1,466
SOUTHEAST
Indeterminate 5,098
Determined 7
TOTAL¹ 5,105
SOUTH
Indeterminate 2,732
Determined 25
TOTAL¹ 2,757
ABROAD
Indeterminate 1
Determined 0
TOTAL¹ 1
TOTAL
Indeterminate 14,335
Determined 34
TOTAL¹ 14,369
JOB TYPE
Full Time² 2,633 10,227
Part-Time³ 132 1,377
TOTAL 14,369

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7
Learn more in our Annual Report: https://tinyurl.com/yy464sev

People Management and Development

- Information on our employees
- Average hours of training, broken down by position and gender
- Percentage of employees having received performance and career development feedback
- Investment in training

People Management and Development

Average hours of training, broken down by position and gender

Hours of training | GRI 404-1

	2018	2019
Total training hours (in thousands)	763.90	547.51
Average training hours for managerial positions	65.40	156.33
Average training hours for positions with higher education	45.50	48.53
Average training hours for positions without higher education	43.70	29.82
Average training hours for men	49.60	48.13
Average training hours for women	44.70	33.06

Note: It only considers its own employees.

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Annual Report: https://tinyurl.com/yy464sev

People Management and Development

- Information on our employees
- Average hours of training, broken down by position and gender
- Percentage of employees having received performance and career development feedback
- Investment in training

People Management and Development

Investment in training

ELETROBRAS EDUCATIONAL SYSTEM IN 2019 (UNISE + EDUCATION UNITS) (TABLE 33)

Shares	Investment (BRL)	Qty of Shares	Participants	Interests	Hour Load
Stricto Sensu Postgraduate Program	142,144	21	23	23	7,391
Lato Sensu Postgraduate Program	4,233,736	77	226	227	64,145
Other Educational Actions	10,174,620	3,924	12,178	39,846	613,955
Conferences and Seminars	2,045,021	317	2,298	3,006	47,073
Language Courses	751,892	251	401	828	28,110
Travel and Displacements	6,550,782	0	0	0	0
Total	**23,898,195**	**4,590**	**15,126**	**43,930**	**760,674**
Hours Trained per Interest				**17.32**	
Investment per participant				**BRL 1,579.94**	

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Administration Report: https://tinyurl.com/y82j3kdn

People Management and Development

- Information on our employees
- Average hours of training, broken down by position and gender
- Percentage of employees having received performance and career development feedback
- Investment in training

- Health, Safety and Well-being
- Human Rights
- People management and development

People

Ensure the achievement of all with dignity in a healthy environment.

EESG Journey

Economic, environmental, social and governance KPIs



PLANET
PROSPERITY
GOVERNANCE
PEOPLE
Climate Change
Sustainable Use of Natural Capital
Energy Transition
Social Value Creation
Economic and Operational Performance
Innovation and Intellectual Capital
Purpose, Corporate Governance and Engagement
Risks and Opportunities
Intergenerational Ethics and Integrity
People Management and Development
Human Rights
Health, Safety and Well-being

Sustainability management

Eletrobras

- Climate Change
- Sustainable Use of Natural Capital
- Energy Transition

Planet

Protect the planet on behalf of the present and future generations.

EESG Journey > Planet

Climate Change

- Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)
- Total GHG emissions / Net revenue
- GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)
- NOx, SOx and other relevant atmospheric emissions (tCO_2e)

Climate Change

Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)

Scope	2018	2019	Variation 2018-2019	Variation 2018-2019 %
Scope 1	5,350,290	5,227,207	- 123,083	-2.3
Scope 2	670,337	659,298	- 11,039	-1.6
Scope 3	42,813	10,879	- 31,934	-74.6
Total	**6,063,440**	**5,897,384**	**- 166,056**	**-2.7**

Get to know our Environmental Policy:
https://tinyurl.com/y9je3uhs

Access our GHG Emissions Inventory:
https://tinyurl.com/ybkt8bre

Climate Change

- Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)
- Total GHG emissions / Net revenue
- GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)
- NOx, SOx and other relevant atmospheric emissions (tCO_2e)

Climate Change

Total GHG emissions / Net revenue

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Total GHG/Rol Emissions	tCO_2e/(R$ k)	0.295	0.247	0.213	0.181	0.173	The 0.216 tCO_2e/result (R$ k) did not reach the goal of 0.181 tCO_2e/(R$ k). Despite the reduction in GHG emissions, the consolidated amount of ROL was below expectations due to the accounting adjustments to transmission revenue.	Implementation of Sustainability 4.0 Programs and Energy Transition Project.

Get to know our Environmental Policy:
https://tinyurl.com/y9je3uhs

Access our GHG Emissions Inventory:
https://tinyurl.com/ybkt8bre

Climate Change

- Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)
- Total GHG emissions / Net revenue
- GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)
- NOx, SOx and other relevant atmospheric emissions (tCO_2e)

Climate Change

GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
GHG emissions from own UTEs for net energy generated (tCO_2e/MWh)	%	0.76	0.67	0.62	0.66	0.61	We reduced GHG emissions from own UTEs by 8% for net energy generated (tCO_2e/MWh).	Implementation of Sustainability 4.0 Programs and Energy Transition Project.

Get to know our Environmental Policy:
https://tinyurl.com/y9je3uhs

Access our GHG Emissions Inventory:
https://tinyurl.com/ybkt8bre

Climate Change

- Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)
- Total GHG emissions / Net revenue
- GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)
- NOx, SOx and other relevant atmospheric emissions (tCO_2e)

Climate Change

NOx, SOx and other relevant atmospheric emissions
(tCO_2e)

Emissions	2018	2019
NO_x	4,644.5	8,769.10
SO_x	11,344.1	10,816.70
Particulate material (MP_{10})	907.7	425.22

Notes:

1. The sources of atmospheric emissions are stationary, resulting from the combustion process and energy generation by thermoelectric plants.
2. The measurements of atmospheric emissions meet the applicable laws and regulations and follow the methodologies of the Brazilian Association of Technical Standards and the company of Environmental Sanitation Technology.

Get to know our Environmental Policy:
https://tinyurl.com/y9je3uhs

Access our GHG Emissions Inventory:
https://tinyurl.com/ybkt8bre

Climate Change

- Direct greenhouse gases (GHG) emissions – Scope 1 / Scope 2 / Scope 3 (tCO_2e)
- Total GHG emissions / Net revenue
- GHG emissions from own Thermal Power Plants (TPPs) / Net energy produced (tCO_2e/MWh)
- NOx, SOx and other relevant atmospheric emissions (tCO_2e)

- Climate Change

- Sustainable Use of Natural Capital

- Energy Transition

Planet

Protect the planet on behalf of the present and future generations.

Sustainable Use of Natural Capital

- Energy saved by National Electricity Conservation Program (Procel) actions
- Use of water by source (thousands of m^3)
- Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)
- Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

Sustainable Use of Natural Capital

Energy saved by National Electricity Conservation Program (Procel) actions



942
1,420
1,453
1,238
1,965
1,701
1,621
9,700
10,517
11,680
15,154
21,201
22,987
21,607
3,687
4,023
4,453
8,375
6,887
7,257
8,129
2013
2014
2015
2016
2017
2018
2019
Energy saved (thousand of MWH/year)
Reduced demand at the edge (MW)
Avoided GHG emissions (thousand tCO_2 equivalents)

Learn more about Procel: https://tinyurl.com/y6tvvbue

Access Procel's Results: https://tinyurl.com/y8csqr3g

Sustainable Use of Natural Capital

- Energy saved by National Electricity Conservation Program (Procel) actions
- Use of water by source (thousands of m^3)
- Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)
- Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

Sustainable Use of Natural Capital

Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

Direct impact	Indirect impact	Action
Change in water quality	Macrophyte Proliferation	Water Quality Monitoring Program
Loss of vegetation cover	Forest fragmentation	Degraded Areas Recovery Program
Modification of ecosystems/habitats	Decreased diversity of flora and fauna	Support for the creation or maintenance of Conservation Units
Interference with fauna and flora	Change in communities	Reforestation, Rescue and Fauna Monitoring Programs
Interference in ichthyofauna migratory routes	Isolation of populations	Fish transposition mechanism
Interference on migratory routes and collision with birds	Reduction of migratory bird populations	Installation of signaling equipment to prevent collision

Get to know our Environmental Policy: https://tinyurl.com/y9je3uhs

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Sustainable Use of Natural Capital

- Energy saved by National Electricity Conservation Program (Procel) actions
- Use of water by source (thousands of m^3)
- Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)
- Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

Use of water by source (thousands of m^3)

	2017	2018	2019
Administrative activities	**3,835.20**	**4,087.30**	**3,448.26**
Surface	3,150.00	3,146.80	2,809.23
Groundwater	205.80	459.40	219.86
Rainwater	-	-	0.56
Supply network	479.40	481.10	418.62
Thermoelectric generation	**3,384,706.90**	**3,301,929.80**	**3,798,140.35**
Surface	8,604.80	10,620.50	14,560.21
Supply network	0.10	0.20	0.14
Seawater	3,376,102.00	3,291,309.10	3,783,580.00
Hydroelectric generation			
Surface			**831,648,754.08**
Total water used in 2019			**835,450,342.69**
Total water consumed in 2019 (thousands of m³) | GRI 303-5		**419.18**	

Note:

1. Each Eletrobras company has its own methods of measuring data, which may also vary according to the plants and other facilities. All of them observe the environmental laws and regulations when withdrawing and disposing of water and monitoring it.
2. The volume of water used from rainwater catchment does not cover all of the company's operations.
3. The protocols currently in force at Eletrobras companies assume that water consumed includes the water taken from the supply network and rainwater for use in administrative activities, even though it is possible that part of the surface water has been consumed by the companies.
4. The water used in the Eletrobras Furnas fish breeding stations is counted as surface water, therefore it is not included in the total water consumed.

Get to know our Water Resources Policy: https://tinyurl.com/ycmur7mx
Learn more in our Annual Report: https://tinyurl.com/yy464sev

Sustainable Use of Natural Capital

- Energy saved by National Electricity Conservation Program (Procel) actions
- Use of water by source (thousands of m^3)
- Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)
- Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

Sustainable Use of Natural Capital

Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Reduced consumption of fossil fuels in the ground vehicle fleet (GJ)	%	5.1%	1.1%	6.4%	0.2%	0.2%	Goal achieved. Better fleet management and reduction in the number of vehicles helped to achieve the goal.	Implementation of Sustainability 4.0 Programs and Climate Change Mitigation and Environmental Protection Project.

Get to know our Environmental Policy:
https://tinyurl.com/y9je3uhs

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

Sustainable Use of Natural Capital

- Energy saved by National Electricity Conservation Program (Procel) actions
- Use of water by source (thousands of m^3)
- Reduction of fossil fuels consumptions by our vehicular land fleet (GJ)
- Description of relevant impacts on biodiversity from our activities, products and services in protected areas and high biodiversity areas outside protected areas

- Climate Change
- Sustainable Use of Natural Capital
- Energy Transition

Planet

Protect the planet on behalf of the present and future generations.

Energy Transition

- Share of clean energy sources (solar, wind, hydro and nuclear) in our electric energy matrix

- Planned installed capacity against long term projected energy demand, broken down by energy source and regulatory regime

Energy Transition

Share of clean energy sources (solar, wind, hydro and nuclear) in our electric energy matrix

Scorecard – main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Share of clean energy sources (solar, wind, hydro and nuclear) in our electric energy matrix	%	94,8%	95,2%	95,7%	94,6%	94,6%	Goal achieved	Keep contributing to expand the Brazilian electric system through clean and/or renewable energy sources.

Get to know our Strategic Planning: https://tinyurl.com/ycsxwl5m

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Energy Transition

- Share of clean energy sources (solar, wind, hydro and nuclear) in our electric energy matrix

- Planned installed capacity against long term projected energy demand, broken down by energy source and regulatory regime

Planned installed capacity against long term projected energy demand, broken down by energy source and regulatory regime

	2019			2024			2029		
Source	Brasil - SIN (MW)	Syst. Eletrobras (MW)	Shares (%)	Brasil - SIN (MW)	Syst. Eletrobras (MW)	Shares (%)	Brasil - SIN (MW)	Syst. Eletrobras (MW)	Shares (%)
Coal	3,597.0	350.0	9.7	3,017.0	350.0	11.6	2,083.0	350.0	16.8
Oil	8,999.0	259.1	2.9	3,052.0	23.1	0.8	391.0	23.1	5.9
Nuclear	1,990.0	1,990.0	100.0	1,990.0	1,990.0	100.0	3,395.0	3,395.0	100.0
Natural gas	13,393.0	1,261.1	9.4	21,234.0	1,301.1	6.1	36,190.0	1,271.1	3.5
Hydroelectric	109,155.0	46,258.7	42.4	117,635.0	46,258.7	39.3	121,657.0	46,258.7	38.0
Wind	15,388.0	1,023.6	6.7	24,532.0	1,213.6	4.9	39,561.0	1,213.6	3.1
Biomass	14,996.0	-	-	22,471.0	-	-	25,535.0	-	-
Solar	4,444.0	0.9	0.0	9,831.0	0.9	0.0	20,444.0	0.9	0.0
Others	297.0	-	-	7,147.0	-	-	8,726.0	-	-
TOTAL	**172,259.0**	**51,143.4**	**29.7**	**210,909.0**	**51,137.4**	**24.2**	**257,982.0**	**52,512.4**	**20.4**

Notes:

1. The evolution of installed capacity in Brazil within the National Interconnected System (SIN) was taken from PDE 2029. For the year 2019, the Monthly Monitoring Bulletin of the Brazilian Electric System (December 2019), from the Ministry of Mines and Energy was used.
2. Includes the Brazilian half of Itaipu Binacional (7,000 MW).
3. For plants in partnership, the installed capacity was considered proportional to the shareholding.
4. The deactivation of some thermal plants was considered, as provided by the Eletrobras companies.
5. Renewal of hydro and nuclear generation assets was considered with the concession expiring in 2029.
6. The wind farms of the competitive disposal procedure in Eletrobras' Special Purpose Entities were considered.
7. The Biomass source for the SIN in 2024 and 2029 includes the sum of the Biogas and Biomass PDE.
8. The source Others for SIN includes, for 2019, the values of the Monthly Monitoring Bulletin of the Brazilian Electric System (December 2019), of the categories "Others" and "Thermal GD." For the horizons of 2024 and 2029 of the SIN, this source includes information from the PDE 2029 for non-renewable Self-production.
9. Includes Fuel Oil and Diesel Oil (for the table's Oil source).

Get to know our Strategic Planning: https://tinyurl.com/ycsxwl5m

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Energy Transition

- Share of clean energy sources (solar, wind, hydro and nuclear) in our electric energy matrix

- Planned installed capacity against long term projected energy demand, broken down by energy source and regulatory regime

- Climate Change
- Sustainable Use of Natural Capital
- Energy Transition

Planet

Protect the planet on behalf of the present and future generations.

EESG Journey

Economic, environmental, social and governance KPIs



PLANET
Climate Change
Sustainable Use of Natural Capital
Energy Transition
PROSPERITY
Social Value Creation
Economic and Operational Performance
Innovation and Intellectual Capital
GOVERNANCE
Purpose, Corporate Governance and Engagement
Risks and Opportunities
Intergenerational Ethics and Integrity
PEOPLE
People Management and Development
Human Rights
Health, Safety and Well-being

Sustainability management

Eletrobras

- Social Value Creation
- Economic and Operational Performance
- Innovation and Intellectual Capital

Prosperity

Ensure economic, social and technological progress in harmony and balance with nature.

Social Value Creation

- New hires and employee turnover broken down by age, gender and region
- Share of expenditures with local suppliers in operational units
- New connections undertaken by the Light for All Program
- Private Social Investment value

New hires and employee turnover broken down by age, gender and region

TURNOVER

GRI 401-1

BY GENDER	Women	Men
Total admissions	35	110
Admission fee	1.23%	0.93%
Total disconnections	323	1120
Turnover rate	11.39%	9.44%

	BY REGION					BY AGE GROUP		
	North	Northeast	Midwest	Souteast	South	Up to 30 years old	30 to 50 years old	Above 50 years old
Total admissions	1	1	25	84	34	10	82	53
Admission fee	0.06%	0.03%	1.56%	1.62%	1.23%	3.61%	0.94%	0.93%
Total disconnections	91	668	124	399	161	8	131	1304
Turnover rate	5.62%	18.93%	7.75%	7.69%	5.82%	2.89%	1.51%	22.80%

Note: The turnover rate was calculated according to the following formula, standard for Eletrobras companies: (terminated employees [by gender or region or age group] / number of employees [by gender or region or age group]) x 100.

Get to know our People Management Policy: https://tinyurl.com/y39xgwl7

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Social Value Creation

- New hires and employee turnover broken down by age, gender and region
- Share of expenditures with local suppliers in operational units
- New connections undertaken by the Light for All Program
- Private Social Investment value

Social Value Creation

Share of expenditures with local suppliers in operational units

Number of suppliers contracted through bidding, dismissal and direct contracting in 2019	3,987
Total amount contracted through bidding, dismissal, direct contracting and additives in 2019	R$ 7,483,901,220.77
Estimated number of company suppliers	11,472
Percentage of new contracts	34.75%

Note: the number of suppliers contracted in 2019 portrays the new contracts through bidding, dismissal and direct contracting in all companies, with the exception of Eletrobras Eletronuclear and Itaipu, which also consider small contracts (without dismissal). The same occurs for the total contracted amount. Itaipu's contracts refer to those entered into in Brazil and Paraguay.

Total purchases (all types of purchases and signed contracts) in 2019

R$ 3,004,572,889.18

Total purchases (all modalities) with local suppliers in 2019

R$ 1,908,548,447.31

Percentage of purchases made with local suppliers (%) GRI 204-1

63.52%

Get to know our Logistics of Supplies Policy:
https://tinyurl.com/y76ajynm

Learn more in our Annual Report:
https://tinyurl.com/yy464sev



Social Value Creation
• New hires and employee turnover broken down by age, gender and region
• Share of expenditures with local suppliers in operational units
• New connections undertaken by the Light for All Program
• Private Social Investment value
EESG Journey > Prosperity > Social Value Creation

Social Value Creation

New connections undertaken by the Light for All Program

In 2019, **98,137** new connections were undertaken by the **Light for All Program**, amounting to **more than 3.5 million connections** since 2004, meaning 16.8 million people were encompassed in rural Brazil.



Learn more : https://tinyurl.com/ycc7gtpj

Social Value Creation

- New hires and employee turnover broken down by age, gender and region
- Share of expenditures with local suppliers in operational units
- New connections undertaken by the Light for All Program
- Private Social Investment value

Social Value Creation

Private Social Investment value

In 2019, Eletrobras invested **R$ 432.2 million** in initiatives for the benefit of communities it relates with.



Get to know our Social Responsibility Policy:
https://tinyurl.com/y3r4qbmr

Learn more in our Annual Report:
https://tinyurl.com/yy464sey

Social Value Creation

- New hires and employee turnover broken down by age, gender and region
- Share of expenditures with local suppliers in operational units
- New connections undertaken by the Light for All Program
- Private Social Investment value

- Social Value Creation
- Economic and Operational Performance
- Innovation and Intellectual Capital

Prosperity

Ensure economic, social and technological progress in harmony and balance with nature.

Economic and Operational Performance

- Economic value directly created and shared
- Installed capacity evolution (corporate + joint ventures)
- Net energy production, broken down by primary energy source and regulatory system
- Power plant average availability factor, broken down by energy source and regulatory system

Economic and Operational Performance

Economic value directly created and shared

Added Value Distribution | GRI 201-1 | SDG 8


In R$ million
5,397
6,520
3,698
9,672
9,438
13,855
10,744
13,348
TAXES
TAXES
THIRD PARTIES
SHAREHOLDERS
12/31/2018
12/31/2019

1. Global Reversion Reserve Account (RGR) and Electric Energy Trading Chamber (CCEE).
2. Proforma, debt and receivables related to financing granted with RGR resources, due by companies outside the Eletrobras System, were excluded, since Eletrobras is only a debt manager.

Access our Financial Statements:
https://tinyurl.com/ya7s4h7f

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

Economic and Operational Performance

- Economic value directly created and shared
- Installed capacity evolution (corporate + joint ventures)
- Net energy production, broken down by primary energy source and regulatory system
- Power plant average availability factor, broken down by energy source and regulatory system

Economic and Operational Performance

Installed capacity evolution (corporate + joint ventures) MW


39,796
8,338
39,617
10,184
39,095
12,048
2017
2018
2019
Corporate
SPEs

Note: corporate value includes ventures with shared ownership.

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Economic and Operational Performance

- Economic value directly created and shared
- Installed capacity evolution (corporate + joint ventures)
- Net energy production, broken down by primary energy source and regulatory system
- Power plant average availability factor, broken down by energy source and regulatory system

Net energy production, broken down by primary energy source and regulatory system

Net generation in their own plants and shared ownership, *Itaipu Binacional* and special purpose companies (in GWh) | GRI EU2

Net generation by source	2017	2018	2019
Solar	1	1	1
Wind	3,594	3,874	3,402
Hydro	155,129	154,193	156,739
Natural gas	3,674	5,516	6,585
Uranium	15,741	15,675	16,127
Coal	1,589	1,490	1,668
Oil	2,419	2,497	503
Total	**182,147**	**183,245**	**185,025**

Note:

1. The total energy generated in 2019 includes the projects that they generated over the period, but that at the end of the year were no longer owned by Eletrobras and did not have their installed capacity considered.
2. From a review of the 2018 calculations, an adjustment was identified in the total hydro source value. GRI 102-48

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Economic and Operational Performance

- Economic value directly created and shared
- Installed capacity evolution (corporate + joint ventures)
- Net energy production, broken down by primary energy source and regulatory system
- Power plant average availability factor, broken down by energy source and regulatory system

Economic and Operational Performance

Power plant average availability factor, broken down by energy source and regulatory system (%)



Coal
92.77
68.10
49.80
Wind
94.29
96.81
96.00
Gas
91.00
85.38
73.50
Hydro
96.48
96.74
95.30
Oil
0.00
99.32
56.10
Solar
99.30
99.27
98.90
Uranium
92.80
90.36
92.00
2019
2018
2017

Note: availability values include Corporate plants (corporate renovated, non-renovated and shared ownership) and Special Purpose Entities (SPEs). The 2019 report does not include the availability of oil sources.

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Economic and Operational Performance

- Economic value directly created and shared
- Installed capacity evolution (corporate + joint ventures)
- Net energy production, broken down by primary energy source and regulatory system
- Power plant average availability factor, broken down by energy source and regulatory system

- Social Value Creation
- Economic and Operational Performance
- Innovation and Intellectual Capital

Prosperity

Ensure economic, social and technological progress in harmony and balance with nature.

Innovation and Intellectual Capital

- R&D+I investment / Net revenue
- Total R&D+I investment broken down by category

Innovation and Intellectual Capital

R&D+I investment / Net revenue

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Investment in R&D+I/ ROL	%	0.8%	1.4%	1.2%	1.0%	1.0%	Goal achieved.	Implementation of Sustainability 4.0 Programs and Project Synergy with Industry 4.0.

Get to know our Research, Development and Innovation Policy:
https://tinyurl.com/ycsc9y3n

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

Innovation and Intellectual Capital

- R&D+I investment / Net revenue
- Total R&D+I investment broken down by category

Innovation and Intellectual Capital

Total R&D+I investment broken down by category



Total investment in R&D + I by category
(R$ million)
Renewable energy
33.47
50.3
41.3
Distributed energy
1.09
1.8
3.6
Innovation for sustainability
50.59
9.3
25.8
Energy efficiency
17.58
19.3
18.3
Generation and transmission technologies
194.60
233.9
182.5
Distribution technologies
22.09
36.1
13.4



Total investment in R&D + I
(R$ million)
2019
319.4
2018
337.0
2017
307.6
2019
2018
2017

Get to know our Research, Development and Innovation Policy:
https://tinyurl.com/ycsc9y3n

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

Innovation and Intellectual Capital

- R&D+I investment / Net revenue
- Total R&D+I investment broken down by category

- Social Value Creation
- Economic and Operational Performance
- Innovation and Intellectual Capital

Prosperity

Ensure economic, social and technological progress in harmony and balance with nature.

EESG Journey

Economic, environmental, social and governance KPIs



Climate Change
Sustainable Use of Natural Capital
PLANET
Energy Transition
Health, Safety and Well-being
Social Value Creation
PROSPERITY
Human Rights
PEOPLE
Economic and Operational Performance
People Management and Development
Innovation and Intellectual Capital
GOVERNANCE
Intergenerational Ethics and Integrity
Risks and Opportunities
Purpose, Corporate Governance and Engagement

Sustainability management

Eletrobras

- Intergenerational Ethics and Integrity
- Risks and Opportunities
- Purpose, Corporate Governance and Engagement

Governance

Incorporate our purpose into the core of our business.

Intergenerational Ethics and Integrity

- Due diligence of suppliers exposed to fraud and corruption risk
- Affiliations to associations
- Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies
- Communication and training on policies and procedures to fight corruption

Intergenerational Ethics and Integrity

Due diligence of suppliers exposed to fraud and corruption risk

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Suppliers exposed to the risk of fraud and corruption aware of the Eletrobras companies' Compliance Program	%	ND	94%	95%	70%	100%	Goal achieved.	Consolidation of the Eletrobras companies integrity program.

Get to know our 5 Dimensions Integrity (Compliance) Program: https://tinyurl.com/y85u85yv

Get to know our Logistics of Supplies Policy: https://tinyurl.com/y76ajynm

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Intergenerational Ethics and Integrity

- Due diligence of suppliers exposed to fraud and corruption risk
- Affiliations to associations
- Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies
- Communication and training on policies and procedures to fight corruption

Intergenerational Ethics and Integrity

Affiliations to associations

Organizations we participate | GRI 102-13
According to the Brazilian legislation and our Code of Ethical Conduct and Integrity, the Eletrobras companies are not authorized to fund political campaigns, political organizations, lobbyists or lobby organizations. On the other hand, we are part of several class associations and organizations that foster new technologies and management practices.

Corporate sustainability
- Brazilian Business Council for Sustainable Development (CEBDS) - we have a seat on a governance body and participate in the Thematic Chambers of Water, Energy and Climate Change, Biodiversity and Biotechnology and Social Impact, in which we are co-leaders;
- Brazilian Global Compact Committee (CBPG) - we work in thematic groups, such as Energy and Climate;
- Global Reporting Initiative (GRI Community); and
- Ethos Institute of Business and Social Responsibility.

Business management
- Brazilian Institute of Corporate Governance (IBGC); and
- National Forum on Ethics Management in State-owned Companies.

Environment
- Brazilian Electric Sector Environment Forum (FMASE) - we have a seat on a governance body and participate in projects/commissions.

Climate changes
- Brazilian Forum on Climate Change (FBMC); and
- Companies for the Climate (EPC).

Water
- National Water Resources Council (CNRH); and
- World Water Council (WWC).

Social
- Intrasectoral Articulation Center of the Companies and Indigenous Peoples Dialogue Initiative - we participate in projects/commissions; and
- Human Rights Working Group of the UN Global Compact Brazilian Committee – we participate in projects/commissions.

Sectoral development
- Electric Energy Trading Chamber (CCEE);
- Brazilian Association of Thermoelectric Generators (Abraget);
- Brazilian Cier Committee (Regional Energy Integration Commission – Bracier);
- Brazilian Committee on Dams (CBDB);
- Brazilian Association of Electricity Generating Companies (Abrage);
- Brazilian Association of Large Electricity Transmission Companies (Abrate);
- Brazilian Wind Energy Association (ABE Eólica);
- Brazilian Nuclear Energy Association (ABEN);
- World Nuclear Operations Association (WANO); and
- World Nuclear Association.

In 2019, Eletrobras and its subsidiaries spent R$ 9.87 million in contributions to associations and entities. Details on the contributions along the year are thus highlighted:

Main contributions:
12.5%: Brazilian Association of Large Electricity Transmission Companies (Abrate)
12.4%: Brazilian Association of Electricity Generating Companies (Abrage)
3,4%: Brazilian Regional Energy Integration Commission Committee (Bracier)
3,0%: Brazilian Association of Thermoelectric Generators (Abraget)
2,7%: Brazilian Wind Energy Association (ABE Eólica)
2,6%: Coge Fundation (Funcoge)
1,1%: Brazilian Association of Electricity Companies (ABCE)
62.2%: Others

Intergenerational Ethics and Integrity

- Due diligence of suppliers exposed to fraud and corruption risk
- Affiliations to associations
- Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies
- Communication and training on policies and procedures to fight corruption

Intergenerational Ethics and Integrity

Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Suppliers exposed to the risk of fraud and corruption aware of the Eletrobras companies' Compliance Program	%	ND	90%	80%	80%	100%	Goal achieved.	Consolidation of the Eletrobras companies integrity program.

Get to know our 5 Dimensions Integrity (Compliance) Program: https://tinyurl.com/y85u85yv

Get to know our Logistics of Supplies Policy: https://tinyurl.com/y76ajynm

Learn more in our Annual Report:https://tinyurl.com/yy464sev

Intergenerational Ethics and Integrity

- Due diligence of suppliers exposed to fraud and corruption risk
- Affiliations to associations
- Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies
- Communication and training on policies and procedures to fight corruption

Intergenerational Ethics and Integrity

Communication and training on policies and procedures to fight corruption

Anti-corruption communication and training | GRI 205-2

	Corporate governance bodies	Management level employees	Employees in positions with higher education	Employees in positions without higher education	Business partners (SPE partners)
Total (members / employees / business partners)	126	1,247	4,897	8,225	79
Total to which the anti-corruption policies and procedures adopted by Eletrobras were communicated	118	1,238	4,723	7,870	20
Percentage to which the anti-corruption policies and procedures adopted by Eletrobras were communicated	94%	99%	96%	96%	25%
Total of those who received anti-corruption training	107	1,035	3,841	6,334	
Percentage of those who received anti-corruption training	85%	83%	78%	77%	

Notes:
1. Only members of the corporate governance bodies and employees are submitted to anti-corruption training by Eletrobras.
2. The results of the Eletrobras Companies Online Course on Integrity and Ethical Culture were consolidated by January 31, 2020.

Get to know our 5 Dimensions Integrity (Compliance) Program: https://tinyurl.com/y85u85yv

Learn more in our Annual Report: https://tinyurl.com/yy464sey

- Due diligence of suppliers exposed to fraud and corruption risk
- Affiliations to associations
- Suppliers exposed to fraud and corruption risk whose awareness was raised to the Integrity (Compliance) Program of the Eletrobras Companies
- Communication and training on policies and procedures to fight corruption

Intergenerational Ethics and Integrity

- Intergenerational Ethics and Integrity
- Risks and Opportunities
- Purpose, Corporate Governance and Engagement

Governance

Incorporate our purpose into the core of our business.

Risks and Opportunities

- Reduction of relevant defficiencies and material weaknesses
- Tier 2 suppliers assessed in sustainability risks

Risks and Opportunities

Reduction of relevant defficiencies and material weaknesses

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Reduction of relevant defficiencies and material weaknesses	%	88.14%	67.8%	87.5%	100%	100%	The target was not reached, mainly due to structural changes such as the implementation of the unified ERP system for all Eletrobras companies and of the Shared Services Center, both of which will imply continuous improvements starting next year.	Project under development for the implementation of the Process Control system, alongside optimizing controls.

Get to know out Risk Management Policy: https://tinyurl.com/ydhtqd4z

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Risks and Opportunities

- Reduction of relevant defficiencies and material weaknesses
- Tier 2 suppliers assessed in sustainability risks

Risks and Opportunities

Tier 2 suppliers assessed in sustainability risks

Scorecard - main indicators

Indicator Name	Unit	History			Goal		Result analysis 2019	2020 Goals - Initiatives underway
		2017	2018	2019	2019	2020		
Level 2 Suppliers Evaluated on Sustainability Risk	%	ND	ND	0%	5%	25%	Goal not achieved.	Implementation of Sustainability 4.0 Programs and Sustainable Supplier Management Project

Get to know our Logistics of Supplies Policy: https://tinyurl.com/y76ajynm

Learn more in our Annual Report: https://tinyurl.com/yy464sev

Risks and Opportunities

- Reduction of relevant defficiencies and material weaknesses
- Tier 2 suppliers assessed in sustainability risks

- Intergenerational Ethics and Integrity
- Risks and Opportunities
- Purpose, Corporate Governance and Engagement

Governance

Incorporate our purpose into the core of our business.

Purpose, Corporate Governance and Engagement

- Composition of the highest level governance body and its committees
- Nature and total amount of critical concerns
- Remuneration policies + Summary of annual amounts payed to governance agencies
- Mains issues and concerns raised by stakeholders

Purpose, Corporate Governance and Engagement

Composition of the highest level governance body and its committees

General Shareholders' Meetings - GRI 102-22

The Ordinary General Meeting (AGO) is held annually until April, while Extraordinary General Meetings (AGEs) are held whenever the Board of Directors deems it convenient or in situations provided for by law. The objective is to promote decision-making by shareholders with the right to vote on strategy and general business orientation. The understanding of the matters proposed at the General Meetings is supported by the "Manual for Participation in Eletrobras Shareholders' Meetings," available on our website.
In 2019, an AGO and two AGEs were held - the 174th and the 175th. The first dealt with the new term for the transfer of control of the distributor Amazonas D and other measures. The second, on the other hand, approved the authorization for Eletrobras' capital increase by private subscription. In both editions, the company, although there is no legal obligation, allowed remote voting, which provided relevant quorums, of 76.53% and 59.94%, respectively.

Board of Directors and Advisory Committees - GRI 102-22

The Board of Directors (CA) is Eletrobras' main governance body, charged with strategic direction and the fulfillment of the company's purpose, vision and values. The body actively participates in the preparation of the strategic planning and the Business and Management Master Plan (PDNG) and has the task of protecting and valuing the company, optimizing the long-term return on investment and seeking balance between the wishes of the various stakeholders.
In 2019, the Board was comprised by 11 members. The directors act in accordance with the company's Bylaws and meet the requirements required by Laws No. 6.404/1976 and No. 13.303/2016, by Decree No. 8.945/2016 and all legal and applicable criteria by regulatory bodies. The nomination for participation in the body follows the Eletrobras Companies Nominations Policy. The exception is the employee representative member, elected in accordance with Law No. 12.353/2010 and Ordinance No. 026/2011 of the Ministry of Planning, Budget and Management for a two-year term, starting on the date of the AGO, since the term of all members is unified. Up to three renewals are permitted by law and by statutory provision. In 2019, there were no changes in the minimum requirements for election.

The Board of Directors met 27 times during the year, in accordance with the powers provided for in the company's Bylaws and the Internal Regulations. The main subjects discussed were:

- capital increase for capitalization of Advances for Future Capital Increase AFAC) in the holding;
- issuance of bonds by the holding;
- debenture issue of subsidiaries;
- divestment process in shareholdings of Special Purpose Entities;
- merger of Eletrobras Eletrosul by Eletrobras CGTEE;
- follow-up and monitoring of supplementary pension plans and health care plans, with support from the Audit and Statutory Risk Committee (CAE);
- convening of the Extraordinary General Meeting and subsidy to approve the sale of the Amazonas D distributor;
- approval of the Shared Services Center (CSC) sharing contract;
- filing of Form 20-F with the Securities and Exchange Commission;
- approval of an improvement program for advisors and officers of Eletrobras companies;
- review/approval of Eletrobras' governance documents;
- and review of the Internal Regulations of the CAE and election of an independent member.

Board of Directors Profile
GRI 102-22

- 6 → INDEPENDENT MEMBERS out of a total of 11 on the Board of Directors
- 7 → advisers appointed by the STATE MINISTER FOR MINES AND ENERGY
- 1 → advisor appointed by the STATE MINISTER FOR THE ECONOMY
- → advisor appointed by MINORITY SHAREHOLDERS HOLDING COMMON SHARES
- → advisor appointed by MINORITY SHAREHOLDERS HOLDING PREFERRED SHARES ISSUED BY ELETROBRAS
- → advisor elected as EMPLOYEE REPRESENTATIVE
- Unified management term of 2 YEARS, with 3 CONSECUTIVE RENEWALS allowed
- 1.85 YEAR is the average length of time that board members remain on the board
- PLURAL ACADEMIC BACKGROUND IN: economics, electrical engineering, business administration, management and finance, law, mechanical and production engineering, economic engineering, civil engineering, among others

Get to know our Bylaw, internal governance regulations, policies and other documents: https://tinyurl.com/yddr2cba
Learn more in our Annual Report: https://tinyurl.com/yy464sev

- Composition of the highest level governance body and its committees
- Nature and total amount of critical concerns
- Remuneration policies + Summary of annual amounts payed to governance agencies
- Mains issues and concerns raised by stakeholders

Purpose, Corporate Governance and Engagement

Nature and total amount of critical concerns

Demonstrations received by Eletrobras companies | GRI 102-34

	2018	2019
Compliments	55	59
Suggestions	100	181
Reports	504	408
Requests	2,045	1,735
Complaints	7,723	2,159
Total[1]	**10,427**	**4,542**

408 → valid complaints received by the Reporting Channel until the end of December 2019

91 → complaints completed, equivalent to 22% of complaints received in 2019[3]

Notes:

1. The significant variation in the number of statements and reports is due to the fact that in 2019 Eletrobras no longer had the distribution business, therefore, the statements and complaints of the distributors are no longer accounted for.
2. The values in the table refer to the contents received by the Ombudsman Systems and the Reporting Channel.
3. The amounts do not include the total number of complaints related to Itaipu, which has its own Ombudsman system.

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

- Composition of the highest level governance body and its committees
- Nature and total amount of critical concerns
- Remuneration policies + Summary of annual amounts payed to governance agencies
- Mains issues and concerns raised by stakeholders

Purpose, Corporate Governance and Engagement

Remuneration policies + Summary of annual amounts payed to governance agencies

Summary of the annual amounts paid to the Eletrobras governance bodies

Remuneration (R$)	2019	2018	2017
Board of Directors	597,351.44	588,596.49	661,975.71
Fiscal Council	358,410.82	382,649.66	393,229.11
Executive Board	5,707,520.05	6,948,244.60	8,323,204.63
Statutory Audit and Risk Committee	1,694,564.52	901,556.04	-

Note: the amounts presented are of total remuneration to the holding company's governance bodies.

Learn more in our Annual Report:
https://tinyurl.com/yy464sev

Purpose, Corporate Governance and Engagement

- Composition of the highest level governance body and its committees
- Nature and total amount of critical concerns
- Remuneration policies + Summary of annual amounts payed to governance agencies
- Mains issues and concerns raised by stakeholders

Mains issues and concerns raised by stakeholders

Customer satisfaction

Satisfaction survey
GRI 102-43

Since 2014, we have conducted a unified biennial survey on the level of customer satisfaction, with a commercial focus on generation and transmission. We use the Customer Window methodology, that allows us to measure the degree of customer satisfaction with the commercialization of the generation, transmission and research, development and innovation businesses, based on perceptions about the value attributes and the degree of importance given by the customer.
The last edition was held in 2018, with the participation of the Eletrobras CGTEE, Chesf, Eletronorte, Eletronuclear, Eletrosul, Furnas, Amazonas GT and Cepel companies - the latter two novelties of the edition.

Employee communication and engagement
GRI 102-43

In 2019, our internal communication prioritized strategic themes. 34 campaigns were developed, much of it integrated with the other Eletrobras companies, under the coordination of the holding company. There was an increase in the production of special newsletters to address topics of interest to employees, which reached a total of 105.
The campaign to publicize the two editions of the Consensual Dismissal Plan (PDC) provided a specific section on the subject on the intranet with detailed content, updated periodically. A new series of videos was produced, called "Tira-Dúvidas" (Clear Doubts), responsible for the largest audience of the year among all the videos produced, with 2,622 hits.
The Zero-Base Budget (OBZ) project was disseminated, implementing this organizational budget methodology, simultaneously at the holding company and Eletrobras companies, through banners and specific content, in addition to videos for corporate TV, marketing emails and internal reports.
There were two campaigns related to operational activities: the one on Dam Safety and the one on reaching the 50,000 MW mark in our generation park, with banners for intranets and websites, content for internal reports and posts on social networks.
The actions of the Integrity (Compliance) Program were disclosed, among other formats, in two videos: one from the "Minute of Leadership" series, with the Eletrobras Compliance director, on the Week of Integrity and Ethical Culture, and another on the activities carried out in that period. Posts were also published on the companies' social networks about the event and the International Day to Combat Corruption.
The Communication teams of the Eletrobras companies participated in meetings in September and December to exchange experiences and knowledge, to discuss the strategic pillars of the Communication and Engagement Policy of the Eletrobras Companies, in addition to planning actions for 2020.
A new internal communication vehicle was also launched: Connection, monthly electronic report to leaderships of the holding. The delivery of the newsletter was extended to the Board of Directors at the request of this body.

The Executive Board met in person with leaders and employees in two presentations of results for managers, with live transmission to all employees, on August 14 and November 13. In addition, the Eletrobras 2019 Annual Meeting was held on December 18, for employees based in Rio de Janeiro. 214 people were present, who attended the presentation by the lecturer and professor of creativity Murilo Gun, with the theme "Innovation and Imagination in Problem Solving." In the opinion of 68% of respondents to the post-event satisfaction survey, the initiative was considered "good" and, for 49%, it contributed to personal or professional development.

Press
GRI 102-43, 102-44

In 2019, 254 press requests were received - 69% of them were answered. The most requested topics (29%) were related to the presidency/institutional, with emphasis on the privatization of Eletrobras. Then came the demands on energy generation (19%, with emphasis on the Itaipu agreement) and financial issues (18%).
From May to December 2019, there were approximately 6 thousand insertions in the press, an average of 763 per month, considering articles published on or with quotes to the company.
24 press releases were sent, including 18 releases and 6 agenda notices, the latter ones calls for the three press conferences granted by President Wilson Ferreira Junior throughout the year, to comment on the financial results of the quarters.

Shareholders and investors
GRI 102-21, 102-33, 102-43

Eletrobras' president, Wilson Ferreira Junior, carried out, in 2019, engagement actions with investors, shareholders and capital market analysts. According to the calendar released on March 20, we provide information on our main results on the Road Show in several North American cities, between April 15 and 19. The executive also participated in conference calls and meetings at the Association of Capital Market Investment Analysts and Professionals (Apimec) in São Paulo and Rio de Janeiro. In late August, the president received market analysts at the company's head office in Rio de Janeiro for breakfast, when the company's capitalization process, compulsory loans and the resumption of construction of Angra 3 were discussed.
Every six months, we present the company's results to our shareholders at meetings held at the headquarters of the Association of Capital Market Investment Analysts and Professionals (Apimec) in São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. We also produce communications to the market, as required, and quarterly conference calls with their agents.
The Eletrobras website has the "Fale com o RI" (Talk to IR), a channel through which shareholders can express doubts, recommendations or other requests relevant to the Investor Relations area. This contact can also be made by email or phone.
Our website also includes the Manual for Participation in Eletrobras Shareholders' Meetings, in which we present information for the understanding of the proposed matters, in order to encourage participation in these events.
In 2017, we created the Ombudsman System for the Securities Market - IR Ombudsman, in compliance with Instruction No. 529/2012 of the Brazilian Securities and Exchange Commission (CVM), through the system we receive, register, analyze, instruct and respond to queries, suggestions, complaints, criticisms, compliments and complaints about activities related to the stock market.

Purpose, Corporate Governance and Engagement

- Composition of the highest level governance body and its committees
- Nature and total amount of critical concerns
- Remuneration policies + Summary of annual amounts payed to governance agencies
- Mains issues and concerns raised by stakeholders

- Intergenerational Ethics and Integrity
- Risks and Opportunities
- Purpose, Corporate Governance and Engagement

Governance

Incorporate our purpose into the core of our business.

EESG Journey

Economic, environmental, social and governance KPIs



PLANET
PROSPERITY
GOVERNANCE
PEOPLE
Climate Change
Sustainable Use of Natural Capital
Energy Transition
Social Value Creation
Economic and Operational Performance
Innovation and Intellectual Capital
Purpose, Corporate Governance and Engagement
Risks and Opportunities
Intergenerational Ethics and Integrity
People Management and Development
Human Rights
Health, Safety and Well-being

Sustainability management

Eletrobras

Sustainability Management

Sustainability runs through and encompasses all our business strategy.

Our sustainability management is based on five main pillars:

- Sustainability Policy of the Eletrobras Companies;
- Executive Committee for Sustainability Management of the Eletrobras Companies;
- Corporate Sustainability Management Indicator System (IGS System);
- Value Creation Model; and
- Integrated Report.

Learn more in: https://tinyurl.com/ycajxuxh

EESG Journey

Economic, environmental, social and governance KPIs


Climate Change
Sustainable Use of Natural Capital
Energy Transition
PLANET
Social Value Creation
Economic and Operational Performance
Innovation and Intellectual Capital
PROSPERITY
Purpose, Corporate Governance and Engagement
Risks and Opportunities
Intergenerational Ethics and Integrity
GOVERNANCE
People Management and Development
Human Rights
Health, Safety and Well-being
PEOPLE

Sustainability management

Eletrobras